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SECU⌷   ⌷MISSION

12010051

SEC FILE NUMBER	
8 -	43830

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/2011___ AND ENDING ___12/31/2011___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FPA Fund Distributors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11400 W. Olympic Blvd. Suite 1200
                                (No. and Street)

Los Angeles   California   90064
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

J. Richard Atwood   (310) 996-5458
                                        (Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass
                (Name -- if individual. state last. first. middle name)

9171 Wilshire Boulevard, 5th Floor   Beverly Hills   California   90210
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY
.

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (06-02)   *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.*

OATH OR AFFIRMATION

I,_____J. Richard Atwood_____, swear (or affirm) that, to the
best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
_____FPA Fund Distributors, Inc._____, as of
_____December 31_____,20 11____, are true and correct. I further swear (or affirm) that neither the company
nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of
a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Title

_____Attached_____
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of con-solidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

☒ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–5 to be completed only by document signer[s], *not* Notary)

Signature of Document Signer No. 1   Signature of Document Signer No. 2 (if any)

State of California

County of Los Angeles

Subscribed and sworn to (or affirmed) before me on this

17th day of February , 20 12, by
Date   Month   Year

(1) J. Richard Atwood ,
Name of Signer

proved to me on the basis of satisfactory evidence
to be the person who appeared before me (.) (,)

(and

(2) ,
Name of Signer

proved to me on the basis of satisfactory evidence
to be the person who appeared before me.

Signature _____
Signature of Notary Public

ANDREA M. MAITRA
Commission # 1934922
Notary Public - California
Los Angeles County
My Comm. Expires May 31, 2015

Place Notary Seal Above

—————————— OPTIONAL ——————————

*Though the information below is not required by law, it may prove
valuable to persons relying on the document and could prevent
fraudulent removal and reattachment of this form to another document.*

Further Description of Any Attached Document

Title or Type of Document: Form X-17A-5, Pt III

Document Date: 2/17/2012   Number of Pages: 1

Signer(s) Other Than Named Above: n/a

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

FPA FUND DISTRIBUTORS, INC.

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2011

FPA FUND DISTRIBUTORS, INC.

CONTENTS

Rothstein Kass

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of FPA Fund Distributors, Inc.

We have audited the accompanying statement of financial condition of FPA Fund Distributors, Inc. (the "Company") as of December 31, 2011. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of FPA Fund Distributors, Inc. as of December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Beverly Hills, California
February 17, 2012

FPA FUND DISTRIBUTORS, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2011

ASSETS

Cash and cash equivalents	$	507,861
Commissions receivable		2,957
Prepaid expenses		11,375
	$	522,193

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$	15,444

Stockholder's equity

Common stock, no par value;		
authorized 1,000 shares; issued and outstanding 100 shares		4,000
Additional paid-in capital		1,836,915
Accumulated deficit		(1,334,166)
Total stockholder's equity		506,749
	$	522,193

FPA FUND DISTRIBUTORS, INC.

NOTES TO FINANCIAL STATEMENT

1. Nature of business and summary of significant accounting policies

Nature of Business

FPA Fund Distributors, Inc. (the "Company") is a wholly-owned subsidiary of First Pacific Advisors, LLC ("FPA"), an investment adviser registered with the Securities Exchange Commission ("SEC") under the Investment Advisors Act of 1940. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934 (the "Act") and a member of Financial Industry Regulatory Authority ("FINRA") and acts exclusively as principal underwriter and distributor for five open-end investment management companies (the "Funds") managed by FPA. The Company promotes the sale of shares of the Funds domestically by broker-dealers that are members in good standing with FINRA.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on February 17, 2012. Subsequent events have been evaluated through this date.

Cash Equivalents

The Company considers its investments in short-term money market accounts to be cash equivalents.

Revenue and Expense Recognition from Securities Transactions

Commission income is recorded on a trade-date basis and accrued as earned based upon the Funds' sales of shares distributed by the Company after reallowance to other broker-dealers.

Income Taxes

The Company follows an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax asset and liabilities are computed for difference between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the consolidated financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

FPA FUND DISTRIBUTORS, INC.

NOTES TO FINANCIAL STATEMENT

1. Nature of business and summary of significant accounting policies (continued)

Income Taxes (continued)

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce stockholders equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company files its income tax returns in the U.S. federal and various state and local jurisdictions. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2008. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

2. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2011, the Company's net capital was approximately $495,000, which was approximately $470,000 in excess of its minimum requirement of $25,000.

FPA FUND DISTRIBUTORS, INC.

NOTES TO FINANCIAL STATEMENT

3. **Income taxes**

The provision for income taxes consists of the following:

Deferred tax (benefit)		
Federal	$	(93,619)
State		(25,927)
		(119,546)
Change in valuation allowance		119,546
	$	-

The tax effects of the temporary differences that give rise to significant portions of the Company's deferred income tax assets and liabilities are as follows:

Federal net operating loss	$	367,694
State net operating loss		101,486
Deferred tax assets		
before valuation allowance		469,180
Valuation allowance		(469,180)
Net deferred tax assets	$	-

The Company has net operating loss ("NOL") carry-forwards that can be utilized to offset future income for federal and state tax purposes. These NOL's generate a significant deferred income tax asset. However, the Company has recorded a valuation allowance against this deferred income tax asset as it has been determined that it is more likely than not that the NOL's will not be fully utilized. Should the assumptions regarding the utilization of these NOL's change, the Company may reduce some or all of this valuation allowance, which would result in the recording of a deferred income tax benefit. As of December 31, 2011, the Company has Federal and state operating loss carry forwards of approximately $368,000 and $101,000, respectively, which expire through 2031.

4. **Concentrations of revenue and credit risk**

The Company's revenues from its largest related fund represents approximately 64% of its commission revenue for the year ended December 31, 2011. As indicated in Note 1, all revenues are derived from related mutual funds' sales.

The Company maintains its cash balances in various financial institutions. These balances are fully insured, regardless of the balance of the account, by the Federal Deposit Insurance Corporation through December 31, 2012.

FPA FUND DISTRIBUTORS, INC.

NOTES TO FINANCIAL STATEMENT

5. **Exemption from Rule 15c3-3**

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

6. **Related party transactions**

The Company has allocated costs from FPA, which represent the Company's portion of operating expenses incurred by FPA and are paid through capital contributions. Allocations from FPA to the Company totaled $410,956 for the year ended December 31, 2011.

The Company is under common control with other related parties and the existence of this control could result in operating results or financial position of the Company to be significantly different from those that would have been obtained if the entities were autonomous.